Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS
We consent to the incorporation by reference in the iStar Inc. Registration Statement No. 333-220353 on Form S-3 and Registration Statement No. 333-183465 on Form S-8 of our report dated September 10, 2018, relating to the combined statements of revenues and operating expenses from real estate operations of iStar Net Lease I LLC for the three-year period ended December 31, 2017 (which report expresses an unmodified opinion and includes an explanatory paragraph referring to the purpose and basis of presentation of the statements), appearing in this Current Report on Form 8-K/A of iStar Inc.

/s/ Deloitte & Touche LLP
New York, NY
September 10, 2018